August 11th, 2011

MAXCOM TELECOMUNICACIONES ANNOUNCES THE FILING OF ITS 20F ANNUAL REPORT FOR THE YEAR 2010 IN COMPLIANCE WITH THE SEC REGULATIONS

Mexico City, Mexico, August 11, 2011 (NYSE: MXT, BMV: MAXCOM.CPO) – Maxcom  Telecomunicaciones, S.A.B. de C.V. (“Maxcom” or the “Company”) announces today that on June 24th, 2011, it has filed its annual report for the fiscal year ended December 31, 2010 on Form 20-F with the United States Securities and Exchange Commission (the "SEC").

The annual report on Form 20-F is available on Maxcom’s website via the following link:

http://www.maxcom.com/descargables/inversionistas/ingles/SEC%20Filings/2011/MAXCOMTELECOMUNICACIONES%20-%2020F%20(12-31-10).pdf

And it is also available on the SEC´s website at:

http://www.sec.gov/Archives/edgar/data/1113306/000114420411037293/0001144204-11-037293-index.htm.

Maxcom will provide a hard copy of its Annual Report on Form 20-F, including audited financial statements, free of charge to its shareholders and ADS holders upon request. Requests should be directed to Maxcom Investor Relations at manuel.perez@maxcom.com.

About MAXCOM

MAXCOM Telecomunicaciones, S.A.B. de C.V., headquartered in Mexico City, Mexico, is a facilities-based telecommunications provider using a “smart-build” approach to deliver last-mile connectivity to micro, small and medium-sized businesses and residential customers in the Mexican territory. MAXCOM launched commercial operations in May 1999 and is currently offering local, long distance, data, value-added, paid TV and IP-based services on a full basis in greater metropolitan Mexico City, Puebla, Tehuacan, San Luis, and Queretaro, and on a selected basis in several cities in Mexico. The information contained in this press release is the exclusive responsibility of MAXCOM Telecomunicaciones, S.A.B. de C.V. and has not been reviewed by the Mexican National Banking and Securities Commission (CNBV) or any other authority. The registration of the securities described in this press release before the National Registry of Securities (Registro Nacional de Valores) held by the CNBV, shall it be the case, does not imply a certification of the investment quality of the securities or of MAXCOM’s solvency. The trading of these securities by an investor will be made under such investor’s own responsibility.

For more information contact:

Manuel S. Pérez
Mexico City, Mexico
(52 55) 4770-1170
manuel.perez@maxcom.com

This document may include forward-looking statements that involve risks and uncertainties that are detailed from time to time in the U.S. Securities and Exchange Commission filings of the Company. Words such as “estimate,” “project,” “plan,” “believe,” “expect,” “anticipate,” “intend,” and similar expressions may identify such forward-looking statements. The Company wants to caution readers that any forward-looking statement in this document or made by the company’s management involves risks and uncertainties that may change based on various important factors not under the Company’s control. These forward-looking statements represent the Company’s judgment as of the date of this document. The Company disclaims, however, any intent or obligation to update these forward-looking statements.